EXHIBIT 99.1

Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
("Telkom" or "the Company")

Cautionary announcement

At its results presentation on 13 June, 2007, the company announced that it is reviewing its mobile strategy and pursuant to this, it has entered into discussions with Vodafone Group Plc and MTN Group Limited which may have an effect on the price of the company’s securities. No decisions regarding the conclusion of this review process have yet been reached. Accordingly shareholders are advised to exercise caution when dealing in the company’s securities until a further announcement is made.

3 September, 2007
Pretoria